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SEC FILE NUMBER
8-70209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M STEVENS SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3753 Howard Hughes Parkway, Suite 200
(No. and Street)

Las Vegas	NV	89169
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Stewart	702-509-7000	mark@mstevensbd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP (formerly known as AJSH &Co LLP)
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	New Delhi	India	
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Stewart, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M Stevens Securities, LLC, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Nevada
County of Clark

MARIA AGTARAP
NOTARY PUBLIC
STATE OF NEVADA
Appt. No. 24-0518-01
My Appt. Expires 06/03/2028

Signature:

Title: CEO/CCO

Notary Signature

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M Stevens Securities, LLC

Report Pursuant to Rule 17a-5(d)

Financial Statements

For The Year Ended June 30, 2026

M Stevens Securities, LLC

TABLE OF CONTENTS

MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Member of M Stevens Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying Statement of Financial Condition of M Stevens Securities, LLC (the "Company") as of June 30, 2026 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP.

Mercurius & Associates LLP

We have served as the Company's Auditor since 2024.

New Delhi, India
July 31, 2026

CA INDIA

LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

M Stevens Securities, LLC

Statement of Financial Condition
As of June 30, 2026

Assets	June 30, 2026 (USD)
Cash & Cash Equivalents	23,223
Prepaid Expenses	63
Total assets	**23,286**

Liabilities and Member's Equity

Liabilities	
Accounts Payable and Accrued Expenses	-
Total liabilities	-
Member's Equity	
Member's Equity	23,286
Total Liabilities & Member's Equity	**23,286**

The accompanying notes are an integral part of these financial statements.

M Stevens Securities, LLC
Notes to Financial Statements
June 30, 2026

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

M Stevens Securities, LLC (the "Company") was organized in the State of California on March 16, 2018 and redomiciled in Nevada in November of 2024. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB"). The Company is a wholly owned subsidiary of M Stevens Corp.

The Company is set up as a full-service broker-dealer and is able to conduct business in almost all types of securities. However, at this time, the Company is focusing on corporate finance activities such as investment banking consulting and private placements.

The Company does not carry customer accounts and does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers. The Company's prior clearing relationship with Velox Clearing LLC (which previously supported an exemption under Paragraph (k)(2)(ii) of Rule 15c3-3) was terminated during the fiscal year ended June 30, 2026 (see Note 2). As of June 30, 2026, the Company had no clearing arrangement in place and had no customer transactions or accounts during the year. Accordingly, the Company is currently classified as a Non-Covered Firm under Footnote 74 of SEC Release No. 34-70073 and does not hold funds or securities or owe funds or securities for or owe money or securities to customers and does not claim an exemption under paragraph (k) of Rule 15c3-3 for the period covered by these financial statements. The Company anticipates securing a new clearing relationship during its fiscal year ending June 30, 2027 in connection with anticipated growth in its customer business, at which time its basis for exemption under Rule 15c3-3 will be reassessed.

Summary of Significant Accounting Policies

Basis of presentation - The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates -The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method -The Company's policy is to prepare its financial statements on the accrual method of accounting whereby revenues are recognized when earned and expenses are recognized when incurred. This method of accounting conforms to generally accepted accounting principles.

Cash & Cash Equivalents -For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments –

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 - Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2- Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured.

Level 3 - Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At June 30, 2026, the carrying value of short-term financial instruments, such as cash is recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and, where applicable, carry interest rates that approximate market rates.

Revenue – The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Investment banking fees are earned from providing financial advisory services to clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and collection is reasonably determinable. The entity has not earned any revenue during the year ended June 30, 2026.

Income Taxes — As a limited liability company, the Company is not subject to federal or state income taxes. As such, it is not a tax-paying entity for federal and state income tax purposes, and accordingly, the Company's statement of financial condition do not reflect any assets or liabilities for federal or state income taxes all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

M Stevens Securities, LLC
Notes to Financial Statements
June 30, 2026

NOTE 2: GOING CONCERN

The Company had a net loss for the year due to yearly maintenance costs in outside services such as regulatory and audit fees, but management believes this does not affect their ability to continue as a going concern. The Company's operations have sustained the Company up to date, and management intends to secure a new clearing relationship during its fiscal year ending June 30, 2027, in connection with anticipated growth in its customer business to maintain the Company as a going concern.

NOTE 3: RELATED PARTY TRANSACTIONS:

The Entity shares office space, utilities, administrative support, office supplies, and other general overhead expenses (collectively, "Shared Expenses") with its affiliate, M Stevens Wealth Advisors (MSWA) which is under common control with the firm. MSWA pays these expenses directly in the ordinary course of business. Per their agreement, MSBD reimburses MSWA monthly for its fair, proportionate share of expenses used or benefited from. For the year ended June 30, 2026, total reimbursements to MSWA were $392. Further, there is no outstanding dues to this related party as at June 30, 2026. Further, there is no outstanding amounts to this Related Party as on June 30, 2026.

NOTE 4: DEPOSIT AT CLEARING FIRM

The Company previously utilized an unaffiliated brokerage firm (Velox Clearing LLC) to provide securities clearing services under a fully disclosed introducing broker arrangement, which required the Company to maintain a minimum deposit of $25,000 with the clearing broker. During the fiscal year ended June 30, 2026, the Company terminated its clearing agreement with Velox Clearing LLC, and its $25,000 deposit was returned in full. As of June 30, 2026, the Company had no clearing arrangement in place. The Company anticipates securing a new clearing relationship during its fiscal year ending June 30, 2027, in connection with anticipated growth in its customer business.

NOTE 5: SEGMENT REPORTING

ASC 280 requires a public entity to disclose certain segment information. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and placement agent services. The Company has identified its Managing Director and Chief Compliance Officer as the chief operating decision maker ("CODM"), who uses excess net capital (Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute profits to equity owners. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (Note 1).

M Stevens Securities, LLC
Notes to Financial Statements
June 30, 2026

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuits on June 30, 2026 or during the year then ended.

NOTE 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This

guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees as at June 30, 2026 or during the year then ended.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital Rule 15c3-1 of Securities and Exchange Act, which requires the Company to maintain, at all times, a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2026, the Company's net capital was $23,223 which exceeded the requirement by $18,223. Aggregate indebtedness at June 30, 2026 totaled $0. The Company's percentage of aggregate indebtedness to net capital was 0%.

NOTE 9: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

There were no new accounting pronouncements relevant for the year ended June 30, 2026 that we believe would have a material impact on our financial position or results of operations.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated other events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Subsequent to year-end, the Company has been engaged in discussions regarding a potential change in ownership. The specific terms of any such transaction are confidential as of the date these financial statements were available to be issued. Other than as described above, the Company has determined that there were no other events which took place that would have a material impact on its financial statements.